Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2024

Shenzhen, China, May 16, 2024 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights:

•	Total revenues were US$80.4 million, representing a decrease of 19.0% year-over-year.

•	Cloud computing revenues were US$30.2 million, representing a decrease of 7.8% year-over-year.

•	Subscription revenues were US$33.1 million, representing an increase of 12.9% year-over-year.

•	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$17.1 million, representing a decrease of 54.1% year-over-year.

•	Gross profit was US$42.8 million, representing an increase of 8.2% year-over-year, and gross profit margin was 53.3% in the first quarter, compared with 39.9% in the same period of 2023.

•	Net income was US$3.6 million in the first quarter, compared with US$1.2 million in the same period of 2023.

•	Non-GAAP net income was US$4.5 million in the first quarter, compared with US$5.5 million in the same period of 2023.

•	Diluted earnings per ADS was approximately US$0.06 in the first quarter, compared with US$0.02 in the same period of 2023.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that, “We had a good start to the year delivering Q1 revenue in line with our expectations and quarterly profitability, driven by a higher gross margin and an increased gross profit. In particular, our subscription revenue grew by 12.9% year-over-year as a result of a larger premium subscriber base and our continuing efforts on user acquisition. I am deeply grateful to our team for their unwavering efforts to manage and grow our existing businesses while exploring growth opportunities.”

"During 2024, we will accelerate our efforts to transform our business. Among our initiatives, we intend to proactively embrace decentralized and AI-driven technologies and harness their capabilities to strengthen our operations, enrich user experience and gain a competitive edge as large language models (LLMs) are emerging as a revolutionary technology that will profoundly change our lives. Although we expect it to be an uphill task, we have strong confidence that we can make progress given Xunlei's rich heritage of innovation and entrepreneurial spirit. In addition, we will consider all options to make our Company more nimble and focused to pursue growth opportunities," concluded Mr. Li.

First Quarter 2024 Financial Results

Total Revenues

Total revenues were US$80.4 million, representing a decrease of 19.0% year-over-year. The decrease in total revenues was mainly attributable to the decreased revenues generated from our live streaming business as result of the downsize of our domestic audio live streaming operations since June 2023.

Revenues from cloud computing were US$30.2 million, representing a decrease of 7.8% year-over-year. The decrease in cloud computing revenues was mainly due to the decreased revenues generated from certain of our major customers of cloud computing services and the decrease in sales of cloud computing hardware devices.

Revenues from subscription were US$33.1 million, representing an increase of 12.9% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers. The number of subscribers was 5.76 million as of March 31, 2024, compared with 4.84 million as of March 31, 2023. The average revenue per subscriber for the first quarter was RMB39.5, compared with RMB41.0 in the same period of 2023. The lower average revenue per subscriber was due to the more promotional activities we conducted during the quarter.

Revenues from live streaming and other IVAS were US$17.1 million, representing a decrease of 54.1% year-over-year. The decrease of live streaming and other IVAS revenues was mainly due to the downsize of our domestic audio live streaming operations since June 2023.

Costs of Revenues

Costs of revenues were US$37.1 million, representing 46.2% of our total revenues, compared with US$59.3 million, or 59.8% of the total revenues, in the same period of 2023. The decrease in costs of revenues was mainly attributable to the decreased revenue-sharing costs for our live streaming business, which was consistent with the decrease in live streaming revenues.

Bandwidth costs, as included in costs of revenues, were US$27.1 million, representing 33.8% of our total revenues, compared with US$29.1 million, or 29.3% of the total revenues, in the same period of 2023. The decrease was primarily due to the decreased bandwidth usage for the development of innovative products and the decrease in revenues of cloud computing service during the quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment handling charges, cost of inventories sold and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the first quarter of 2024 was US$42.8 million, representing an increase of 8.2% year-over-year. Gross profit margin was 53.3% in the first quarter, compared with 39.9% in the same period of 2023. The increase in gross profit was mainly driven by the increase in gross profit generated from our subscription business. The increase in gross profit margin was mainly attributable to the increased portion of subscription revenues to total revenues, which has a higher gross profit margin as well as the decreased portion of live streaming revenues to total revenues, which has a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the first quarter were US$17.6 million, representing 22.0% of our total revenues, compared with US$18.0 million, or 18.2% of our total revenues, in the same period of 2023. The decrease was primarily due to the decrease in employee compensation incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter were US$10.1 million, representing 12.5% of our total revenues, compared with US$9.3 million, or 9.4% of our total revenues, in the same period of 2023. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas live streaming businesses as part of our ongoing efforts on user acquisition.

General and Administrative Expenses

General and administrative expenses for the first quarter were US$11.1 million, representing 13.9% of our total revenues, compared with US$11.7 million, or 11.8% of our total revenues, in the same period of 2023. The decrease was primarily due to the decreased share-based compensation expenses, partially offset by the increase in labor costs during the quarter.

Operating Income

Operating income was US$4.0 million, compared with an operating income of US$0.7 million in the same period of 2023. The increase in operating income was primarily attributable to the increase in gross profit from our subscription business during the quarter.

Other Income, Net

Other income, net was US$0.3 million, compared with other income, net of US$1.4 million in the same period of 2023. The decrease was primarily due to a one-time write-off for one of our long-term investments and a decrease in subsidy income we received during the quarter.

Net Income and Earnings Per ADS

Net income was US$3.6 million, compared with US$1.2 million in the same period of 2023. Non-GAAP net income was US$4.5 million in the first quarter of 2024, compared with US$5.5 million in the same period of 2023. The increase of net income was primarily attributable to the increase in gross profit of our subscription business, partially offset by the decrease in other income as discussed in the preceding paragraph. The decrease in non-GAAP net income was primarily attributable to the increase in labor costs (excluding share-based compensation expenses) as compared with the same period of 2023.

Diluted earnings per ADS in the first quarter of 2024 was approximately US$0.06 as compared to US$0.02 in the same period of 2023.

Cash Balance

As of March 31, 2024, the Company had cash, cash equivalents and short-term investments of US$272.5 million, compared with US$271.9 million as of December 31, 2023. The increase in cash, cash equivalents and short-term investments was mainly due to the net cash generated from operating activities and proceeds from bank borrowings, partially offset by repayment of bank borrowings, spending on share buybacks and payment for a long-term investment during the quarter.

Share Repurchase Program

In June 2023, Xunlei announced that its Board of Directors had authorized the repurchase of up to US$20 million of its shares over the next 12 months. As of March 31, 2024, the Company had spent approximately US$4.7 million on share buybacks under the aforesaid share repurchase program.

Guidance for the Second Quarter of 2024

For the second quarter of 2024, Xunlei estimates total revenues to be between US$79 million and US$84 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 1.4%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 16, 2024 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register.vevent.com/register/BIdabe6e2da6f24af7b92fb89604dbbb7c

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/rp84j2yv

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2024	2023
	US$	US$
Assets

Current assets:
Cash and cash equivalents	127,607	170,802
Short-term investments	144,902	101,078
Accounts receivable, net	34,340	31,210
Inventories	1,918	2,219
Due from related parties	12,915	12,644
Prepayments and other current assets	10,593	9,423
Total current assets	332,275	327,376

Non-current assets:
Restricted cash	300	-
Long-term investments	31,700	32,134
Deferred tax assets	553	478
Property and equipment, net	58,430	60,028
Intangible assets, net	5,732	5,697
Goodwill	20,790	20,826
Due from a related party, non-current portion	19,615	19,619
Long-term prepayments and other non-current assets	3,292	1,953
Right-of-use assets	483	575
Total assets	473,170	468,686

Liabilities
Current liabilities:
Accounts payable	25,513	24,430
Due to related parties	17	-
Contract liabilities, current portion	37,558	36,375
Lease liabilities	375	276
Income tax payable	7,892	6,391
Accrued liabilities and other payables	56,458	53,708
Short-term bank borrowings and current portion of long-term bank borrowings	7,853	6,906
Total current liabilities	135,666	128,086

Non-current liabilities:
Contract liabilities, non-current portion	881	846
Lease liabilities, non-current portion	136	229
Deferred tax liabilities	472	513
Bank borrowings, non-current portion	9,251	15,539
Total liabilities	146,406	145,213

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 323,525,556 shares outstanding as at December 31, 2023; 375,001,940 issued and 321,875,001 shares outstanding as at March 31, 2024)	80	81
Additional paid-in-capital	482,237	482,484
Accumulated other comprehensive loss	(19,017)	(18,913)
Statutory reserves	8,142	8,142
Treasury shares (51,476,384 shares and 53,126,939 shares as at December 31, 2023 and March 31, 2024, respectively)	13	12
Accumulated deficits	(143,305)	(146,944)
Total Xunlei Limited's shareholders' equity	328,150	324,862
Non-controlling interests	(1,386)	(1,389)
Total liabilities and shareholders' equity	473,170	468,686

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2024	2023	2023
	US$	US$	US$
Revenues, net of rebates and discounts	80,359	77,143	99,226
Business taxes and surcharges	(379)	(287)	(314)
Net revenues	79,980	76,856	98,912
Costs of revenues	(37,139)	(36,785)	(59,315)
Gross profit	42,841	40,071	39,597

Operating expenses
Research and development expenses	(17,642)	(19,497)	(18,046)
Sales and marketing expenses	(10,061)	(9,350)	(9,280)
General and administrative expenses	(11,132)	(11,618)	(11,722)
Credit loss write-back /(expenses), net	26	(293)	181
Total operating expenses	(38,809)	(40,758)	(38,867)

Operating income/(loss)	4,032	(687)	730
Interest income	1,221	1,318	1,049
Interest expense	(242)	(300)	(430)
Other income, net	290	3,523	1,353
Income before income taxes	5,301	3,854	2,702
Income tax expenses	(1,663)	(137)	(1,484)
Net income	3,638	3,717	1,218
Less: net (loss)/income attributable to non-controlling interest	(1)	12	92
Net income attributable to common shareholders	3,639	3,705	1,126

Earnings per share for common shares
Basic	0.0113	0.0114	0.0035
Diluted	0.0112	0.0114	0.0035

Earnings per ADS
Basic	0.0565	0.0570	0.0175
Diluted	0.0560	0.0570	0.0175

Weighted average number of common shares used in calculating:
Basic	323,341,607	325,898,568	325,070,439
Diluted	323,491,768	326,160,722	325,635,649

Weighted average number of ADSs used in calculating:
Basic	64,668,321	65,179,714	65,014,088
Diluted	64,698,354	65,232,144	65,127,130

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2024	2023	2023
	US$	US$	US$
GAAP operating income/(loss)	4,032	(687)	730
Share-based compensation expenses	901	787	4,303
Non-GAAP operating income	4,933	100	5,033

GAAP net income	3,638	3,717	1,218
Share-based compensation expenses	901	787	4,303
Non-GAAP net income	4,539	4,504	5,521

GAAP earnings per share for common shares:
Basic	0.0113	0.0114	0.0035
Diluted	0.0112	0.0114	0.0035

GAAP earnings per ADS:
Basic	0.0565	0.0570	0.0175
Diluted	0.0560	0.0570	0.0175

Non-GAAP earnings per share for common shares:
Basic	0.0140	0.0138	0.0167
Diluted	0.0140	0.0138	0.0167

Non-GAAP earnings per ADS:
Basic	0.0700	0.0690	0.0835
Diluted	0.0700	0.0690	0.0835

Weighted average number of common shares used in calculating:
Basic	323,341,607	325,898,568	325,070,439
Diluted	323,491,768	326,160,722	325,635,649

Weighted average number of ADSs used in calculating:
Basic	64,668,321	65,179,714	65,014,088
Diluted	64,698,354	65,232,144	65,127,130

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com